

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2018

Christopher Miglino
Chief Executive Officer, Director, President
Social Reality, Inc.
456 Seaton Street
Los Angeles, CA 90013

       Re: Social Reality, Inc.
          Form 10-Q for the Quarter Ended March 31, 2018
          File No. 001-37916

Dear Mr. Miglino:

We have reviewed your filing and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Period Ended March 31, 2018

Note 3 – Impact of Recently Issued Accounting Standards, page 13

1.   Your disclosures on pages 13 and 15 suggest that you did not adopt ASC 606 as of January 1, 2018. If true, please refer to ASC 606-10-65-1(a) and tell us why you did not adopt during the first quarter of 2018. If you adopted ASC 606 as of January 1, 2018, please refer to Rule 10-01(a)(5) of Regulation S-X and revise your filing to provide the disclosures required by ASC 606-10-50.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,

Attorney-Adviser, at (202) 551-7951 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Division of Corporation Finance
Office of Telecommunications